Exhibit 77D
Policies with respect to security investment

The Fund currently has a fundamental investment policy providing that under normal market conditions it will invest at least 65% of its total assets in convertible securities (that is, bonds, debentures, corporate notes or preferred stock that are convertible into common stock) and common stock received upon conversion or exchange of securities and retained in the Fund's portfolio to permit orderly disposition or to establish long-term holding periods for federal income tax purposes. This fundamental policy may not be changed without shareholder approval.

At Registrant's Board of Directors Meeting held on
November 18, 2002 the Board considered adjusting the Funds' investment policies by adding certain non-fundamental policies.
After discussion, and upon motion duly made and seconded, it was unanimously

      RESOLVED, that the Board of Ellsworth hereby adopts, as a non-fundamental additional investment policy, that the Fund will invest, under normal circumstances, at least 80% of the value of its assets (consisting of net assets plus the amount of any borrowings for investment purposes) in convertible securities.